UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Name of Subject Company)

CERADYNE, INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

156710105 (Common Stock)
(CUSIP Number of Class of Securities)

Joel P. Moskowitz
President and Chief Executive Officer
3169 Red Hill Avenue
Costa Mesa, California, 92626
(714) 549-0421

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

With a Copy to:
Robert E. Rich, Esq.
Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite 1600
Newport Beach, California 92660
(949) 725-4000

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C consists of the following documents relating to the proposed acquisition of Ceradyne, Inc. (the “Company”) by 3M Company (“3M”) pursuant to the terms of an Agreement and Plan of Merger dated September 30, 2012 by and among the Company, 3M and Cyborg Acquisition Corporation, a wholly-owned subsidiary of 3M: (i) a Joint Press Release of the Company and 3M dated October 1, 2012 and (ii) a memorandum from Joel P. Moskowitz, the President and Chief Executive Officer of the Company, to the Company’s employees.

IMPORTANT INFORMATION

The tender offer described in this Schedule 14D9C has not yet commenced.  This announcement and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Ceradyne, Inc.  At the time the tender offer is commenced, 3M Company and its wholly-owned subsidiary, Cyborg Acquisition Corporation, intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and Ceradyne, Inc. intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  3M, Cyborg Acquisition Corporation and Ceradyne, Inc. intend to mail these documents to the stockholders of Ceradyne, Inc.  These documents will contain important information about the tender offer and stockholders of Ceradyne, Inc. are urged to read them carefully when they become available.  Stockholders of Ceradyne, Inc. will be able to obtain a free copy of these documents (when they become available) and other documents filed by Ceradyne, Inc., 3M or Cyborg Acquisition Corporation with the SEC at the website maintained by the SEC at www.sec.gov.  In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from the information agent named in the offer to purchase or from 3M.

FORWARD-LOOKING STATEMENTS

This Schedule 14D9C contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of 3M, the Company and their consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements about the expected terms of the proposed acquisition; the ability to complete the proposed transaction; the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include that the transaction may not be timely completed, if at all, upon favorable terms; uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Company’s stockholders will tender their shares of the Company’s common stock in the tender offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; any conditions imposed by governmental or regulatory authorities in connection with consummation of the tender offer and the merger; satisfaction of various other conditions to the completion of the tender offer and the merger contemplated by the merger agreement; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the transaction, the Company’s business may not perform as expected due to transaction-related uncertainty or other factors; that 3M is unable to successfully implement integration strategies; and other risks that are described in 3M’s and the Company’s SEC reports, including but not limited to the risks described under “Risk Factors” in Part I, Item 1A of the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and in Part II, Item 1A in the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2012 and June 30, 2012. 3M and the Company assume no obligation and do not intend to update these forward-looking statements except as required by law.

Joint Press Release

3M to Acquire Ceradyne, Inc.
Acquisition Broadens 3M’s Ceramic Platform

ST. PAUL, Minn. & COSTA MESA, Calif. – Oct. 1, 2012 – 3M (NYSE:MMM) and Ceradyne, Inc. (NASDAQ:CRDN) announced today that they have entered into a definitive agreement for 3M’s acquisition of Ceradyne, Inc. for $35.00 per share. The proposed transaction has an aggregate value of approximately $860 million, or approximately $670 million net of cash, cash equivalents, short-term investments and debt acquired.

The agreement provides for a subsidiary of 3M to commence a tender offer to purchase all outstanding shares of Ceradyne within ten business days. The Board of Directors of Ceradyne has unanimously recommended that the stockholders of Ceradyne accept the offer. The offer will be subject to the tender of a majority of Ceradyne’s shares and to certain other customary closing conditions. The transaction is expected to close during the fourth quarter of this year.

Headquartered in Costa Mesa, Calif., with operations in the U.S., Canada, China and Germany, Ceradyne has annual revenue of approximately $500 million. Ceradyne is a worldwide leader in the development and production of advanced technical ceramics for demanding applications in the automotive, oil and gas, solar, industrial, electronics and defense industries. The unique characteristics of advanced technical ceramics offer significant advantages over traditional materials such as metals and plastics.

The combination of Ceradyne and 3M will enable new technologies and innovation for uniquely tailored materials requiring advanced ceramics. Ceradyne will join the 3M Energy and Advanced Materials Division within 3M’s Industrial and Transportation Business. The 3M Energy and Advanced Materials Division provides valued materials for lightweight solutions and materials for performance in harsh environments to customers in a broad array of growth industries.

3M Industrial and Transportation Business Executive Vice President Chris Holmes said, “Ceradyne is a strong company with a great reputation, world-class technology in advanced ceramics, and leadership positions in the markets it serves. Ceradyne is an excellent complement to our existing businesses in transportation, energy markets and defense.  By joining 3M, Ceradyne associates will have the opportunity to use the power of 3M’s global reach, culture of commercializing new products and operational discipline to accelerate this platform in serving our customers with highly valued solutions.”

“3M is renowned for its innovation, its R&D and its global reach,” said Joel Moskowitz, CEO, Ceradyne, Inc. “This is a great fit and I know that advanced ceramics technologies have a tremendous future within 3M and can contribute to the development of unique solutions for many demanding applications.”

On a GAAP reported basis, 3M estimates the acquisition to be $0.05 dilutive to earnings in the first 12 months following completion of the transaction. Excluding purchase accounting adjustments and anticipated integration expenses, 3M estimates the acquisition to be $0.01 accretive to earnings over the same period.

Credit Suisse acted as exclusive financial advisor to 3M. Citibank acted as financial advisor to Ceradyne.

Additional Information

The tender offer described in this news release has not yet commenced. This news release and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Ceradyne, Inc. At the time the tender offer is commenced, 3M and its wholly owned subsidiary, Cyborg Acquisition Corporation, intend to file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Ceradyne intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. 3M, Cyborg Acquisition Corporation and Ceradyne intend to mail these documents to the stockholders of Ceradyne. These documents will contain important information about the tender offer and stockholders of Ceradyne are urged to read them carefully when they become available.  Stockholders of Ceradyne will be able to obtain a free copy of these documents (when they become available) and other documents filed by Ceradyne, 3M or Cyborg Acquisition Corporation with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from the information agent named in the offer to purchase or from 3M.

Forward-Looking Statements

This news release contains forward-looking statements about 3M’s and Ceradyne’s financial results and estimates and/or business prospects that involve substantial risks and uncertainties. You can identify these statements by the use of words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “will,” “target,” “forecast,” “future,” “opportunity,” “accelerate” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or business plans or prospects. Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such statements. Such risks and uncertainties include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Ceradyne, Inc. stockholders will tender their shares of Ceradyne stock in the tender offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; any conditions imposed by governmental or regulatory authorities in connection with consummation of the tender offer and the merger; satisfaction of various other conditions to the completion of the tender offer and the merger contemplated by the merger agreement; the possibility that expected benefits may not materialize as expected; and other risk factors as set forth from time to time in 3M’s and Ceradyne’s filings with the SEC. The factors that could cause actual results to differ materially include the following: (1) worldwide economic and capital markets conditions and other factors beyond 3M’s or Ceradyne’s control, including natural and other disasters affecting the operations of 3M, Ceradyne or their respective customers and suppliers; (2) 3M’s credit ratings and its cost of capital; (3) competitive conditions and customer preferences; (4) foreign currency exchange rates and fluctuations in those rates; (5) the timing and market acceptance of new product offerings; (6) the availability and cost of purchased components, compounds, raw materials and energy (including oil and natural gas and their derivatives) due to shortages, increased demand or supply interruptions (including those caused by natural and other disasters and other events); (7) the impact of acquisitions, strategic alliances, divestitures, and other unusual events resulting from portfolio management actions and other evolving business strategies, and possible organizational restructuring; (8) generating fewer productivity improvements than estimated; (9) security breaches and other disruptions to 3M’s information technology infrastructure; and (10) legal proceedings, including significant developments that could occur in the legal and regulatory proceedings described in 3M’s
Annual Report on Form 10-K for the year ended December 31, 2011 and its subsequent quarterly reports on Form 10-Q (the “3M Reports”). Changes in such assumptions or factors could produce significantly different results. A further description of these factors is located in the 3M Reports under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Quantitative and Qualitative Disclosures About Market Risk” in Part I, Item 1A and Part II, Items 7 and 7A (Annual Report) and in Part I, Items 2 and 3 and Part II, Item 1A (Quarterly Report) and in Part I, Item 1A of Ceradyne’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 under “Risk Factors.” The information contained in this news release is as of the date indicated. 3M and Ceradyne assume no obligation to update any forward-looking statements contained in this news release as a result of new information or future events or developments.

About Ceradyne, Inc.

Founded in 1967, Ceradyne has diversified its product lines to capture opportunities created by the growing demand for better materials performance. Ceradyne develops, manufactures and markets advanced technical ceramic products and components for defense, industrial, energy, automotive/diesel and commercial applications. Additional information can be found at Ceradyne’s website: www.Ceradyne.com.

About 3M

3M captures the spark of new ideas and transforms them into thousands of ingenious products. Our culture of creative collaboration inspires a never-ending stream of powerful technologies that make life better. 3M is the innovation company that never stops inventing. With $30 billion in sales, 3M employs 84,000 people worldwide and has operations in more than 65 countries. For more information, visit www.MMM.com or follow @3MNews on Twitter.

Media Contact:
Donna Fleming Runyon, 3M
(651) 736-7646

Gene Heller/ Phil Bourdillon, Silverman Heller Associates, Ceradyne, Inc.
(310) 208-2550

Investor Contacts:
Matt Ginter, 3M
(651) 733-8206

Bruce Jermeland, 3M
(651) 733-1807

Jerrold J. Pellizzon, Ceradyne, Inc.
(714) 549-0421

Memorandum to Ceradyne, Inc. Employees

M E M O R A N D U M

TO:                    My Friends and Colleagues: The Employees of Ceradyne

FROM:             Joel P. Moskowitz, CEO

DATE:               October 1, 2012

SUBJECT:       This Morning’s Press Release

This morning, Ceradyne, Inc. and the 3M Company announced in a joint press release that 3M has offered to purchase Ceradyne for $35.00 per share through a Tender Offer. As the Founder, CEO, Chairman of the Board and the principal individual shareholder, I enthusiastically endorse this acquisition, as I strongly believe it is in the best interest of you, our employees, of our shareholders, our various businesses, current and future Ceradyne products and our research and development efforts. This acquisition will add a completely new “Technology Platform” to 3M upon completion of this acquisition in the next few months. It is anticipated that Ceradyne will be part of 3M’s Energy and Advanced Materials Division.

Because of their famous consumer products such as Scotch® Tape and Post-it® Notes, I believe you are all somewhat familiar with 3M. After all these years of being an independent Company, when approached by 3M, I immediately felt this was a wonderful opportunity for Ceradyne because of the outstanding nature of the 3M Company. I believe that the technology bias, its innovative strategy, large size and global reach of 3M and their dedicated employees, result in a perfect fit for Ceradyne.

3M is 100 years old, has 84,000 employees in 65 countries, has sales of approximately $30 billion, with a market capitalization (NYSE: MMM) exceeding $60 Billion.

We have a relationship with 3M that extends back to the late 1980’s when their 3M Unitek operation (Monrovia, California) and a much smaller Ceradyne worked together to invent the translucent ceramic orthodontic bracket now known as “Clarity” based on Ceradyne’s “Transtar” (aluminum oxide) technology. We have had an excellent relationship over 25 years with 3M Unitek, and although a relatively small part of Ceradyne now, the 3M Unitek/Ceradyne partnership in the late 1980’s and early 1990’s was very important to our growth.

Dave Reed, Jerry Pellizzon, Terry Hart and I are very aware of the concerns that you may have over a change of this magnitude. Since the acquisition process has several months to go before being complete, we cannot spell out every detail. However, it is my opinion that for some time changes, if any, will not affect you negatively and we will proceed with business as usual.

3M understands that Ceradyne is a viable, successful, growth Company and its intention is to assure a smooth transition and lay the groundwork for incorporating Ceradyne technology into the 3M Company and accelerating our early stage products to market.

After personally meeting with the key 3M executives, from their CEO, Inge Thulin to the Vice President/General Manager of the Energy and Advanced Materials Division, Bill Myers, I can say that every “3Mer” I’ve met are nice, competent people who recognize the importance of people and technology.

I plan to dedicate myself, first to insuring a good transition, including a Ceradyne people focus, and secondly, to insure that the 3M/Ceradyne Team is radically successful.

Please note: Several 3M management personnel will be visiting us in Costa Mesa today, including the Vice President/General Manager of their Energy and Advanced Material Division, Bill Myers.

Joel P. Moskowitz

Answers to possible questions:

1.	Why is 3M interested in Ceradyne?

They presently have very limited presence in advanced technical ceramics and wanted to expand that because they see a bright future for advanced technical ceramics and advanced materials science. They made this investment to grow the business.

2.	Why did Ceradyne’s Board decide to sell the company?

3M approached us regarding their interest in buying the Company. As a public company, the Board of Directors of Ceradyne has an ultimate responsibility to the shareholders. Considering the stature and quality of 3M and the price they offered, Ceradyne’s Board decided it was in the best interest of the shareholders and the employees to partner with 3M to accelerate the future growth of Ceradyne through additional opportunities including development of new products and markets.

3.	What would happen if the acquisition does not close?

If we don’t close with 3M it would most likely be because another party made a higher bid than 3M and we would close with that party. It is very unlikely we will remain an independent company.

4.	What are the benefits of being acquired by 3M?

3M is a diversified technology company which is very much aligned with our operating philosophy. They will extend our technology and accelerate our growth. In addition, they offer excellent very competitive employee benefit program and there would be more opportunity for individual growth and development.

5.	Will there be layoffs or changes to my job?

3M is making this purchase to expand the advance technical ceramic and advance materials business. At this stage, it is too early to know if there will be layoffs due to redundancy of positions. They will need our expertise in managing and operating across several different manufacturing platforms and technologies that involve advanced technical ceramics and advanced materials environment that is currently unfamiliar to them.

6.	How will my pay and benefits change?

Our preliminary review of their benefits package is that their plans are similar and in many cases offer a higher level of benefits including programs not offered to Ceradyne employees. Their pay structure is comparable to ours.  3M has agreed to recognize the prior service of our employees for important purposes like earning vacation benefits and vesting in 401(k) contributions.  3M does provide a comprehensive and competitive package of pay and benefits, although it is too early to say when and how this package will be extended to our employees.

7.	What will happen to the Ceradyne stock I own? Can I keep it, can I keep buying it?

At the close of the transaction which we anticipate will occur in late November, Ceradyne’s stock will no longer trade and will be cashed out at $35.00 per share at the closing date. Effective with this morning, we are instituting a company-wide black out for two trading days which means the first day you can trade is Wednesday, October 3, 2012. However, Company officers and Board members may not trade in Ceradyne stock pursuant to the Voting and Tendering agreements that they recently signed.

8.	Will the bonus program remain in place?

The current bonus program will remain in place through the balance of the current fiscal year. We fully anticipate that there will be bonus programs in the future, although they may be different in how they operate or are calculated.

9.	How will the company continue to provide information during this transition?

During this transition, it will be business as usual at all locations. From time to time, we will issue progress announcements as to the status of the transaction.

10.	Will sales and marketing remain local since 3M has a global sales and marketing force already established?

In many of our markets that we serve, we believe that they will keep the sales and marketing teams local since they don’t have the knowledge base or experience on a global basis. It is also very likely that 3M’s global reach in sales and marketing will help to improve many of Ceradyne’s product lines. However, we expect to better understand this in the coming months.

11.	Will R&D remain local or consolidated at an established R&D center?

We believe it will most likely remain local but may also be aligned with their established R&D centers with frequent visits and discussions between local and personnel at the established 3M R&D centers.

12.	Will Ceradyne or 3M be making the decision on the 401(k) match for 2012?

The 401(k) plan will continue to operate until the close or further notice after the close. The 2012 401(k) match by Ceradyne was approved by the Board of Directors of Ceradyne at a recent meeting.

13.	What do we tell customers, vendors, or partners?

Immediately after the close, we will issue a letter and email communications to these parties to inform them of the close and the change in ownership. We cannot make such an announcement prior to the close as other bidders may come forward. All of you should represent to customers, vendors and partners that it will be business as usual concerning Ceradyne and its products.

14.	Is there an integration plan?

After the transaction closes the integration process will begin. The senior Ceradyne management team will work closely with the 3M integration team to ensure a smooth transition. We will be informing you more about this as information becomes available.

15.	What is the timeline for completion of the transaction?

During the week of October 1st, 3M will make an anti-trust filing under the Hart, Scott, Rodino Act with the Department of Justice and with a few foreign countries. During the week of October 8th, we will submit the necessary filings with the U.S. Securities and Exchange Commission and the tender offer will begin. We anticipate that there will be no problems with any of the filings. During the week of November 19th, the tender offer period will expire. We anticipate that the transaction will close by the end of this year.

Important Information

The tender offer described in this memorandum has not yet commenced. This memorandum and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Ceradyne, Inc. At the time the tender offer is commenced, 3M and its wholly owned subsidiary, Cyborg Acquisition Corporation, intend to file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Ceradyne intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. 3M, Cyborg Acquisition Corporation and Ceradyne intend to mail these documents to the stockholders of Ceradyne. These documents will contain important information about the tender offer and stockholders of Ceradyne are urged to read them carefully when they become available.  Stockholders of Ceradyne will be able to obtain a free copy of these documents (when they become available) and other documents filed by Ceradyne, 3M or Cyborg Acquisition Corporation with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from the information agent named in the offer to purchase or from 3M.